EXHIBIT 99(a)(17)

For Release: December 19, 2003, 11:00 a.m. EST	Contact:	Paula M. Angelo
(248) 813-2626
paula.m.angelo@delphi.com

DELPHI COMPLETES EMPLOYEE OPTION EXCHANGE OFFER

     TROY, Mich. — Delphi Corp. (NYSE: DPH) today said it successfully completed its previously announced one-for-one exchange offer, which gave eligible employees the opportunity to exchange certain stock options for cash-settled stock appreciation rights (SARs). The exchange offer expired at 5:00 p.m. EST, December 17, 2003.

     Delphi has accepted options to purchase 8,359,476 shares of Delphi common stock and granted 8,359,476 SARs in exchange. Employees tendered approximately 43 percent of all options eligible to be exchanged in the offer. The cancellation of the tendered options and issuance of cash-settled SARs was effective on December 17, 2003. Employees who accepted the offer will receive a grant letter documenting their participation in the transaction.

     Each SAR has the same exercise price as the tendered option for which it was exchanged. Delphi’s directors and top-ranking executive officers, including those named in the company’s proxy, were not eligible to participate in the offer.

     The terms and conditions of the exchange program are specified in a Schedule TO on file with the Securities and Exchange Commission, which is available for free at the Securities and Exchange Commission’s web site at www.sec.gov or through the Investor Relations page of Delphi’s web site at www.delphi.com.

     About Delphi

For more information about Delphi, visit www.delphi.com.

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